Exhibit 21.1
List of Subsidiaries of Precigen, Inc.

Domestic
Exemplar Genetics, LLC	Iowa
Genomatix, Inc.	Delaware
GenVec LLC	Delaware
Intrexon AB, Co.	Delaware
Intrexon CEU, Inc.	Delaware
Intrexon EF Holdings, Inc.	Delaware
Intrexon Energy Partners, LLC	Delaware
Intrexon Energy Partners II, LLC	Delaware
MabLogix, LLC	Delaware
MBP Titan LLC	Delaware
PGEN Therapeutics, Inc.	Delaware
Precigen ActoBio, Inc.	Delaware
Precigen ActoBio CED, Inc.	Delaware
Precigen ActoBio CRS, LLC	Delaware
Precigen ActoBio Holdings, Inc.	Delaware
Precigen ActoBio T1D, LLC	Delaware
ProGentus, L.C.	Iowa
Trans Ova Genetics, L.C.	Iowa
Triple-Gene LLC	Delaware
Unicell Bio International, LLC	Delaware
ViaGen, L.C.	Iowa
XON Cells, Inc.	Nevada
International
ActoBio Laboratories Belgium BVBA (besloten vennootschap met beperkte aansprakelijkheid)	Belgium
ER Cell LLC	Russia
Intrexon ActoBiotics NV (naamloze vennootschap)	Belgium
Precigen BioInformatics Germany GmbH	Germany